Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

On March 2, 2021, FS KKR Capital Corp. (“FSK”) held a conference call to discuss FSK’s financial results for the fiscal year and quarter ended December 31, 2020. The conference call contained information regarding FSK’s proposed merger with FS KKR Capital Corp II. (“FSKR”).

The following are excerpts from the transcript of FSK’s March 2, 2021 conference call discussing FSK’s proposed merger with FSKR.

***

Michael Craig Forman - FS KKR Capital Corp.—Chairman & CEO

Thank you, Robert, and welcome, everyone, to FS KKR Capital Corp.’s Fourth Quarter 2020 Earnings Conference Call. Given the enormity of the events which occurred during 2020, we continue to feel humble as we gather to discuss our financial and operating results. We also acknowledge that while there are compelling reasons for many in the world to have hope for a return to normalcy, the world never will be the same for those whose lives have been directly impacted by the effects of COVID-19.

The fourth quarter of 2020 was, without question, a positive quarter for FSK. During the quarter, our investment teams originated approximately $613 million of new investments. We experienced an increase in our net asset value, and we again outearned our target 9% annualized dividend yield on our net asset value. In addition to these successes, we announced the proposed merger of FSK and FSKR. We amended our senior credit facility to extend its maturity by 1 year, and we access the public markets becoming only the third BDC in the history of the industry to raise $1 billion or more in a single unsecured debt offering. We access this debt capital on extremely attractive terms, thereby not only fortifying our balance sheet but also locking in attractive long-term cost of capital.

From an operating perspective, our adjusted net investment income was $0.72 per share for the fourth quarter, which was $0.12 per share above our quarterly dividend of $0.60 per share and also $0.08 per share above our public guidance at the end of the third quarter. From a liquidity perspective, we ended the quarter with approximately $1.4 billion of available liquidity with no meaningful near-term debt maturities.

Looking forward, we expect our first quarter net investment income to approximate $0.61 a share. As such, our Board has declared a distribution of $0.60 per share for the first quarter, which equates to an annualized yield of 9.6% on our net asset value of $0.2502 as of December 31, 2020. While we continue to believe a 9% annualized dividend yield is achievable, we acknowledge that should competitive pressures and spread compression occur to the point that such a yield is not achievable, then our investing focus will continue to be protection of principal first with yield second.

From a merger perspective, we anticipate the proxy solicitation period will begin this month and will conclude at each of FSK’s and FSKR’s shareholder meeting scheduled for May 21, 2021. We would expect the proposed merger to close shortly after receiving approval by FSK and FSKR shareholders and other customary closing conditions. Assuming the time line remains as scheduled, we expect the proposed merger to close during the month of June.

As we turn to 2021, we do so not only with gratitude for the many accomplishments of our team over the last year, but with enthusiasm for what is to come as we plan to combine FSK and FSKR. This combination will create a single BDC with the size, scale, market reach, balance sheet strength and investing discipline to become a premier provider of capital to companies operating in the upper middle market.

****

As we look forward to closing of our proposed merger with FSKR later this year, the FS KKR franchise will become a single BDC with approximately $16 billion in assets on a pro forma basis as of December 31, 2020. In an industry which is growing rapidly and becoming a major part of the U.S. credit markets, I am truly excited by our long-term prospects.

And with that, operator, we would like to open the call for questions.

QUESTIONS AND ANSWERS

Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division—VP and Senior Equity Analyst

First on the dividend. Steven, I think you were talking about the 9% target. Can you remind us if you were intending to refix that post-merger or will it still be variable somehow? And if so, can you provide more color on the sensitivities or what drives the variability? Will it be unrealized appreciation or is it more interest income over the line income statement type drivers?

Steven C. Lilly - FS KKR Capital Corp.—CFO Sure.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC—MD Steven, you take it.

C. Lilly - FS KKR Capital Corp.—CFO You go ahead.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC—MD

I just wanted to make sure you were going to grab it. You take it.

Steven C. Lilly - FS KKR Capital Corp.—CFO

Okay. Finian, thank you. I would say in terms of post-merger, we have not made any definitive conclusion on whether the strategy that we’re utilizing now will carry forward. I think despite any additional announcement, you should assume that it will. But obviously, we will evaluate the market at that time.

I would note for you that if the merger were to close today, based on the guidance that we have given, then we would be — that would equate to a $0.60 dividend for the combined entities of $0.60 of NII, I should say.

As we think about how we calculate on a quarter-to-quarter basis, whether to pay exactly 9% of our — on an annualized basis of our NAV, we take into account the NII we generated in the quarter. And if there’s a surplus there, we sort of think about paying 95% of that surplus somewhere less than 100, although as we sit today, we feel pretty comfortable where our spillback is, so we can be a little more aggressive there than perhaps some folks.

And we also obviously take into account what’s going on within the portfolio. And as we think about as the NAV changes, if it moves off over time, we certainly will wait into that and what are the components of those changes.

So it’s, frankly, a lot of what you said does go into the calculation on a quarter-to-quarter basis in different ways. But again, if you look at us as well as some of the peers that we have in the industry, I think, a 9% annualized yield on one’s NAV is a very reasonable target. And as Michael said in his comments, we think still achievable in today’s market.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	9

DISCLAIMER

Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2021, Refinitiv. All Rights Reserved.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	14